Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Six Months Ended June 30,
	2014	2013

Loss from continuing operations excluding income or loss from equity investments	$(303,687)	$(276,438)
Adjustments:
Fixed charges	200,159	202,696
Distributed income from equity investments	5,652	—
Capitalized interest, net of amortization	2,420	(6,583)
Total loss	$(95,456)	$(80,325)
Fixed charges:
Interest expense	$194,431	$189,830
Capitalized interest	—	8,209
Portions of rent which represent an interest factor	5,728	4,657
Total fixed charges	$200,159	$202,696
Preferred stock dividends	$—	$—
Total fixed charges and preferred stock dividends	$200,159	$202,696

Ratio of earnings to combined fixed charges and preference dividends	N/A	N/A

Total loss consists of loss from continuing operations before income taxes and are adjusted to include only distributed income from affiliates accounted for on the equity method and fixed charges (excluding capitalized interest).  Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense.